Exhibit 12.1

ARGO-TECH CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended

	October 30,	October 25,	October 26,	October 27,	October 28,
	2004	2003	2002	2001	2000

	(Dollars in thousands)
Historical:
Net income/(loss)	$(461)	$4,528	$5,926	$10,800	$752
Income tax provision/(benefit)	(3,499)	1,579	569	2,876	(642)

Net income/(loss) before tax	$(3,960)	$6,107	$6,495	$13,676	$110

Fixed charges:
Interest expense	$22,705	$21,257	$21,434	$24,534	$25,644

Earnings as adjusted	$18,745	$27,364	$27,929	$38,210	$25,754

Ratio of earnings to fixed charges(1)	—	1.3x	1.3x	1.6x	1.0x

(1)	For purposes of computing the ratio of earnings available to cover fixed charges, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest on indebtedness including amortization of deferred financing fees and fixed loan guarantee fees. No ratio is presented for the fiscal year ended October 30, 2004 as the earnings for that period were $3,960,000 less than the fixed charges.